SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No.3)(1)

                      Net Perceptions, Inc. (Nasdaq: NETP)
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                                (Name of Issuer)


                         Common Stock, $0.0001 par value
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                         (Title of Class of Securities)


                                    64107U101
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                                 (CUSIP Number)


                                 Salvatore Muoio
                               S. Muoio & Co. LLC
                        c/o 509 Madison Avenue, Suite 406
                               New York, NY 10022
                                 (212) 521-5186
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 24, 2004
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  64107U101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Salvatore Muoio

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [_]
                                                            (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF, WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     4,221,787

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     4,221,787

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,221,787

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.99995%(1)

14.  TYPE OF REPORTING PERSON*

     IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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1    In an effort to accurately report their beneficial ownership, the reporting persons have not rounded to the tenth decimal point when reporting the percentage of the class of securities beneficially owned.

CUSIP No.  64107U101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     S. Muoio & Co. LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [_]
                                                            (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF, WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     4,221,787

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     4,221,787

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,221,787

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.99995%(2)

14.  TYPE OF REPORTING PERSON*

     IA, OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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2    In an effort to accurately report their beneficial ownership, the reporting persons have not rounded to the tenth decimal point when reporting the percentage of the class of securities beneficially owned.

 CUSIP No. 64107U101
           --------------------

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Item 1.  Security and Issuer.

The name of the issuer is Net Perceptions, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 7700 France Avenue, South Edina, Minnesota 55435. This Schedule 13D relates to the Issuer's Common Stock, $0.0001 par value (the "Shares").

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Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed jointly by (i) Salvatore Muoio, a United States citizen and (ii) S. Muoio & Co. LLC, a Delaware limited liability company ("SMC") (collectively, the "Reporting Persons").

     The principal business address of the Reporting Persons is c/o 509 Madison Avenue, Suite 406, New York, NY 10022.

         Salvatore Muoio is the managing member of SMC, an investment management firm that serves as the general partner and/or investment manager to a number of private investment vehicles and managed accounts.

     (d) Neither of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     Salvatore Muoio, through his position as the managing member of SMC, is deemed to be the beneficial owner of the 4,221,787 Shares held by the private investment vehicles and managed accounts over which SMC exercises investment discretion. The total cost for the Shares Mr. Muoio may be deemed to beneficially own is $1,641,981.

     SMC, the investment manager and general partner of a number of private investment vehicles and managed accounts, may be deemed to beneficially own the 4,221,787 Shares held by such entities. The total cost for the Shares SMC may be deemed to beneficially own is $1,641,981.

     The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the respective funds of the private investment vehicles and managed accounts over which the Reporting Persons exercise investment discretion.

     No borrowed funds were used to purchase the Shares, other than any borrowed
funds  used  for  working   capital   purposes   (including   certain   leverage
arrangements) in the ordinary course of business.

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Item 4.  Purpose of Transaction.

(a-j) Each of the Reporting Persons has purchased and holds the Securities reported by them herein for the investment and benefit of themselves and the private investment vehicles and managed accounts over which the Reporting Persons have investment discretion. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons are engaged in the business of securities analysis and investment and pursue an investment philosophy of identifying undervalued situations and, in the course of that business, analyze the operations, capital structure and markets of companies in which they invest on behalf of these accounts, including the Issuer.

As a result of these analytical activities, one or both of the Reporting Persons may issue reports or participate in discussions with third parties or with management of the Issuer in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures, maintaining the Issuer's registration and reporting obligations under the Securities Act of 1933, as amended, and/or the Securities Exchange Act of 1934, as amended, and restructuring the Issuer's capitalization or dividend policy.

Each Reporting Person intends to continuously assess the Issuer's business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities. Depending on such assessments, one or more of the Reporting Persons may, from time to time, acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities.

Although it has no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement any of the items discussed in clauses (a) through (j) of Item 4 of Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.

Salvatore Muoio
---------------

(a-e) As of the date hereof, Salvatore Muoio may be deemed to be the beneficial owner of 4,221,787 Shares or 14.99995%(3) of the Shares of the Issuer, based upon the 28,145,338 Shares outstanding as of November 30, 2003, according to the Issuer's most recent Form 10-Q.

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3    In an effort to accurately report their beneficial ownership, the reporting persons have not rounded to the tenth decimal point when reporting the percentage of the class of securities beneficially owned.

     Salvatore Muoio has the sole power to vote or direct the vote of 4,221,787 Shares and the shared power to vote or direct the vote of 0 Shares to which this filing relates.

     Salvatore Muoio has the sole power to dispose or direct the disposition of 4,221,787 Shares and the shared power to dispose or direct the disposition of 0 Share to which this filing relates.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Salvatore Muoio and/or Salvatore Muoio, through SMC and on behalf of the private investment vehicles and managed accounts over which the Reporting Persons have investment discretion, are set forth in Exhibit B and were all effected in broker transactions.

     The aforementioned Shares were acquired for investment purposes. Salvatore Muoio and/or Salvatore Muoio on behalf of the private investment vehicles and managed accounts over which he and/or he through SMC has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Salvatore Muoio, and/or Salvatore Muoio on behalf of the private investment vehicles and managed accounts over which Mr. Muoio has investment discretion through his position in SMC, may engage in any or all of the items discussed in Item 4 above.

S. Muoio & Co. LLC ("SMC")
--------------------------

(a-e) As of the date hereof, SMC may be deemed to be the beneficial owner of 4,221,787 Shares or 14.99995%(4) of the Shares of the Issuer, based upon the Shares outstanding.

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4    In an effort to accurately report their beneficial ownership, the reporting persons have not rounded to the tenth decimal point when reporting the percentage of the class of securities beneficially owned.

     SMC has the sole power to vote or direct the vote of 4,221,787 Shares and the shared power to vote or direct the vote of 0 Shares to which this filing relates.

     SMC has the sole power to dispose or direct the disposition of 4,221,787 Shares and the shared power to dispose or direct the disposition of 0 Shares to which this filing relates.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which SMC has investment discretion, are set forth in Exhibit B and were all effected in broker transactions.

     The aforementioned Shares were acquired for investment purposes. SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which it has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which it has investment discretion, may engage in any or all of the items discussed in Item 4 above.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares. However, the Reporting Persons among themselves may be deemed to be a group as defined in
Section 13d-3(b) and have filed this joint Schedule 13D accordingly.

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Item 7.  Material to be Filed as Exhibits.

     A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

     B. A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to March 24, 2004 is filed herewith as Exhibit B.

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

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    April 1, 2004
-----------------------
      (Date)


/s/ Salvatore Muoio
---------------------------
    Salvatore Muoio



S. Muoio & Co. LLC

By:  /s/ Salvatore Muoio
------------------------
Name:    Salvatore Muoio
Title:   Principal


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT
                                    ---------

     The undersigned agree that this Schedule 13D, Amendment No. 3 dated April 1, 2004 relating to the Common Stock par value $0.0001 of Net Perceptions, Inc.
(NETP) shall be filed on behalf of the undersigned.



/s/ Salvatore Muoio
---------------------------
    Salvatore Muoio



S. Muoio & Co. LLC

By:  /s/ Salvatore Muoio
------------------------
Name:    Salvatore Muoio
Title:   Principal

April 1, 2004

                                    Exhibit B



                  Transactions in the Shares -- Salvatore Muoio



Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share
-----------            ---------------              -----

2/24/04                     6,900                   $0.405
3/24/04                   329,400                   $0.401



                Transactions in the Shares -- S. Muoio & Co., LLC



Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share
-----------            ---------------              -----

2/24/04                     6,900                   $0.405
3/24/04                   329,400                   $0.401




01834.0001 #474138